UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14854

Salisbury Bancorp, Inc.
(Exact name of registrant as specified in its charter)

5 Bissell Street
Lakeville, CT 06039
(860) 435-9801
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

*	Salisbury Bancorp, Inc. merged with and into NBT Bancorp Inc. on August 11, 2023, at which time the separate corporate existence of Salisbury Bancorp, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, NBT Bancorp Inc., as successor by merger to Salisbury Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NBT BANCORP INC. as successor by merger to Salisbury Bancorp, Inc.

	By:	/s/ John H. Watt, Jr.
Name: John H. Watt, Jr.
Title: President and Chief Executive Officer

Date: August 24, 2023